Exhibit 99.1

NOTICE OF ANNUAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of shareholders of ClearWave N.V. (the “Corporation”) will be held at The Grand Amsterdam, Alderman’s Chamber, Oudezijds Voorburgwal 197, 1012EX, Amsterdam, The Netherlands, on June 27, 2003, at 11:00 a.m. for the purposes of:

(1)	discussing the report of the Board of Management for the financial year ended December 31, 2002;

(2)	adopting the annual financial statements of the Corporation for the financial year ended December 31, 2002 and the Auditors’ report thereon and authorizing the preparation of the English language version thereof;

(3)	discharging, in connection with the annual financial statements, the members of the Board of Management in respect of their management during the year 2002 and the Supervisory Board in respect of its supervision thereof;

(4)	re-appointing the auditors of the Corporation;

(5)	extending the designation of the Board of Management as the corporate body with the authority to issue shares and to grant rights to subscribe for shares, until June 27, 2008, as such authority pertains to all shares not yet issued of the authorized capital, or any future authorized capital of the Corporation and to determine the terms and conditions thereof;

(6)	extending the designation of the Board of Management as the corporate body with the authority to limit or exclude pre-emptive rights in connection with the issue of shares, or in connection with granting rights to subscribe for shares, until June 27, 2008;

(7)	designating the Board of Management as the corporate body with the authority to acquire, by all means of acquisition of title, fully paid shares or depository receipts of the Corporation’s share capital, in a number and for a price described in the Management Proxy Circular, at any time until December 27, 2004;

(8)	amending the compensation of the Supervisory Board;

(9)	transacting such other business as may be properly brought before the Meeting.

Enclosed is a copy of the 2002 Annual Report of the Corporation including the non-consolidated annual financial statements and the Auditors’ report thereon and, the Corporation’s consolidated annual financial statements and the Auditors’ report thereon, together with the Management Proxy Circular and a Form of Proxy.

DATED, this 29th day of April 2003.

(Signed)
Alexander Tolstoy
on behalf of the Board of Management

IMPORTANT

Holders of Class A Subordinate Voting Shares and Class B Multiple Voting Shares of the Corporation registered as such at the close of business on May 16, 2003 and other persons entitled to vote at the Meeting will be entitled to receive notice of the Meeting. Shareholders and other persons entitled to vote at the Meeting must advise the Corporation in writing no later than June 24, 2003, of their intention to attend the Meeting. Those who are unable to attend the Meeting are requested to sign the enclosed Form of Proxy and return it in the envelope provided for this purpose. Proxies must be received at the head office of the Corporation, at The World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands, not later than the close of business on the last business day preceding the Meeting or any adjournment thereof or may be delivered to the Chairman at the Meeting or any adjournment thereof.

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is provided in connection with the solicitation by the management of ClearWave N.V. (the “Corporation”) of proxies to be used at the Annual Meeting (the “Meeting”) of shareholders of the Corporation to be held at the time and place and for the purposes stated in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of April 29, 2003.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, employees or agents of the Corporation. The cost of solicitation will be borne by the Corporation and is expected to be nominal.

APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF SHAREHOLDERS

The persons named in the enclosed form of proxy (the “Form of Proxy”) are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the Form of Proxy and deleting the names printed thereon.

To be valid, proxies must be received at the head office of the Corporation at the World Trade Centre, Strawinskylaan 707, 1077 XX, Amsterdam, The Netherlands no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Managing Director no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by management to represent the holders of Class A Subordinate Voting Shares (“Subordinate Voting Shares”) and Class B Multiple Voting Shares (“Multiple Voting Shares”) of the Corporation (the “Shareholders”) at the Meeting will be voted in accordance with the instructions given by the Shareholders. Unless otherwise indicated, the voting rights attaching to the shares represented by a Form of Proxy will be voted “FOR” all the proposals described herein.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at April 29, 2003, 45,868,498 Subordinate Voting Shares and 38,230,950 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 5 votes for each share registered in his or her name at the close of business on May 16, 2003, being the date fixed by the Board of Management for the purpose of determining registered Shareholders entitled to receive the accompanying Notice of Meeting (the “Record Date”). In the event that such a Shareholder transfers the ownership of any of his or her shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he or she establishes proof of his or her ownership of the shares. This list of Shareholders will be available for inspection during normal business hours at the head office of the Corporation at The World Trade Centre, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the Shareholders at a meeting where no less than one-third of the issued capital is represented in person or by proxy.

To the knowledge of directors of the Corporation, as of April 29, 2003, the following were the only persons or companies who beneficially owned or exercised control or direction over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation:

		Percentage of		Percentage of	Percentage of Voting
		Voting Rights		Voting Rights	Rights Attached to all
	Number of	attached to all	Number of	attached to all	Subordinate and
	Subordinate	Subordinate	Multiple	Multiple	Multiple Voting
Name of Shareholder	Voting Shares	Voting Shares	Voting Shares	Voting Shares	Shares

Telesystem International Wireless Corporation N.V	—	—	38,230,950	100%	80.6%
Telesystem International Wireless Inc.	33,730,013	73.5%	—	—	14.2%
CDS & Co.	12,138,485	26.5%	—	—	5.2%
Total	45,868,498	100%	38,230,950	100%	100%

SUPERVISORY BOARD MEMBERS

The Supervisory Board supervises the general affairs and business of the Corporation. It also supervises and provides advice to the Management Board of the Corporation. According to the articles of association of the Corporation, the Supervisory Board shall consist of a minimum of three members. Currently, the Supervisory Board has five members who were appointed by the general meeting of shareholders on December 5, 2000. Such members will hold office until their resignation or dismissal by shareholders. A member of the Supervisory Board shall resign at the close of an annual shareholders’ meeting held in the year he or she reaches the age of 72.

The following table and notes thereto set out, as at April 29, 2003 unless otherwise indicated, the name of each of the members of the Supervisory Board of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such member, if any, the principal occupation or employment of each such member, such member’s respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares

Charles Sirois Chairman of the Supervisory Board	Chairman of the Board and Chief Executive Officer, Telesystem Ltd.	December 5, 2000	—	—

Margriet Zwarts Member of the Supervisory Board	General Counsel and Secretary, Telesystem International Wireless Inc.	December 5, 2000	—	—

Mario Bertrand Member of the Supervisory Board	President Telesystem (Antilles) Corporation N.V.	December 5, 2000	—	—

Henri de Maublanc Member of the Supervisory Board	President, Clarisse-Politel Group	December 5, 2000	—	—

Pier Carlo Falotti Member of the Supervisory Board	Member of Board of Directors of several companies	December 5, 2000	—	—

In the past five years, each of the foregoing members of the Supervisory Board had the principal occupation set out opposite his name, except that:

•	Charles Sirois was, from 1992 until February 2000, Chairman and Chief Executive Officer of Teleglobe Inc.

•	Mario Bertrand was President, New Ventures of Telesystem International Wireless Inc. prior to January 1, 2003 and President, Europe of Telesystem International Wireless Inc. prior to May 1999.

•	Pier Carlo Falotti was Executive Vice President and member of the Executive Committee of Oracle EMEA from 1998 to 2000. He joined Oracle EMEA in 1996 as Senior Vice President.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.

MANAGEMENT BOARD MEMBERS

The Management Board, under the supervision of the Supervisory Board, is entrusted with the management of the Corporation and its subsidiaries. The articles of association of the Corporation provide that the board shall consist of a minimum of three members appointed by shareholders from a binding nomination made by the Supervisory Board of at least two persons for every position to be filled. The members of the Management Board will hold office until their resignation or dismissal by shareholders. Currently, the Management Board has four members.

The following table sets out the name of each member of the Management Board of the Corporation, all other positions and offices held by such individuals with the Corporation, the principal occupation or employment of each such individual, such individual’s respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

Name and Position or			Number of	Number of
Office with the	Principal Occupation	Director	Subordinate	Multiple
Corporation	or Employment	since	Voting Shares	Voting Shares

Alexander Tolstoy Managing Director and President and Chief Executive Officer	President and Chief Executive Officer, ClearWave N.V.	June 27, 2000	—	—

Kees Van Ravenhorst Managing Director	Managing Director, ClearWave N.V	September 17, 1999	—	—

James J. Jackson Chief Financial Officer	Chief Financial Officer, ClearWave N.V	June 21, 2002	—	—

Yves Normand Managing Director	Managing Director, ClearWave N.V	June 21, 2002	—	—

COMPENSATION OF SUPERVISORY BOARD MEMBERS AND EXECUTIVE OFFICERS

Compensation of Supervisory Board Members

In 2002, members of the Supervisory Board who were not employees received US$15,000 per year as a retainer fee and a fee of US$1,000 for each meeting of the Supervisory Board attended by them in person and a fee of US$500 if such participation was made by telephone.

In addition, members of the Supervisory Board normally receive, on an annual basis, options having a capital-at-work of US$30,000, representing an expected compensation value of US$15,000. Such options are normally granted on common shares of Telesystem International Wireless Inc. (“TIW”) under its Employees Stock Option Plan. However, in 2002, no options were granted to members of the Supervisory Board. At the Meeting, Shareholders will be asked to approve an amendment to the compensation of the Supervisory Board so as to substitute the annual grant of options with an increase of US$15,000 in the annual retainer for a total of US$30,000 in annual retainer. Such modification, if approved by Shareholders, would become effective retroactively as of January 2002. See “Amendment to the Compensation of the Supervisory Board”.

Compensation of Named Executive Officers

The table below shows certain compensation information for Mr. Alexander Tolstoy, the President and Chief Executive Officer of the Corporation, and the four other most highly compensated executive officers of the Corporation and its subsidiaries during the financial year ended December 31, 2002 (collectively, the “Named Executive Officers”). This information includes the dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

	Annual Cash Compensation				Long-Term Compensation

					Securities Under Options/Units
				Other	(#)
				Annual
				Compen-		Clear-		All Other
Name and Principal		Salary	Bonus (1)	sation	TIW	Wave	TIW	Compensation
Position	Year	(Cdn$)	(Cdn$)	(Cdn$)(2)	Options(3)	Options(4)	Units(5)	(Cdn$)

Alexander Tolstoy	2002	312,736	170,629	579,037	6,134,083	—	—	—
President and Chief	2001	298,555	222,125	709,913	—	—	—	—
Executive Officer,	2000	273,515	205,136	603,287	11,382	77,814	—	—
ClearWave N.V
James J. Jackson (6)	2002	202,209	81,136	332,113	2,505,664	—	6,836	—
Chief Financial	2001	115,170	68,756	238,477	—	58,265	—	—
Officer, ClearWave	2000	186,167	104,440	419,277	16,667 (7)	49,222 (7)	—	—
N.V
Karla Stephens	2002	184,927	102,773	324,815	2,243,878	—	6,122	—
Chief Operating	2001	173,636	86,384	346,602	—	—	—	—
Officer, Cesky	2000	162,155	80,064	264,463	2,419	27,904	—	—
Mobil a.s
Ted Lattimore (8)	2002	185,773	59,355	310,052	2,243,878	—	6,122	—
President and Chief	2001	167,364	99,917	317,279	—	—	—	—
Operating Officer,	2000	138,526	78,960	232,794	4,000	40,913	—	—
MobiFon S.A.
Fred Hrenchuk	2002	134,545	35,493	207,332	—	5,800	—	—
Vice-President,	2001	134,000	38,699	246,535	—	4,824	—	—
Sales, IS/IT &	2000	115,920	32,889	222,969	—	4,168	—	—
Customer Care, Cesky Mobil a.s

(1)	Bonus awards are paid in cash in the year following the financial year for which they are awarded.

(2)	Represents primarily premiums for services rendered outside of Canada.

(3)	Represents the number of options granted under TIW’s Employees Stock Option Plan during the relevant financial year, including the November 2001 Option Grants, as defined. See “Compensation of Named Executive Officers – Option and Unit Grants in Last Financial Year”.

(4)	Represents the number of options granted under the Corporation’s Senior Executives and Key Employees Stock Option Plans during the relevant financial year. However, in December 2002, such plans were terminated and all options granted thereunder to the Named Executive Officers were cancelled. In substitution for the cancelled options, a number of options under TIW’s Employees Stock Option Plan were granted to such individuals, except to Mr. Hrenchuk, who received the same number of options under TIW Czech N.V.’s Employees’ Stock Option Plan.

(5)	Indicates the number of units granted under TIW’s Performance Unit Plan in 2002, including the November 2001 Unit Grants, as defined, net of the number of units cancelled as the result of the grant of options under TIW’s Employees Stock Option Plan in 2002. See “Compensation of Named Executive Officers – Option and Unit Grants in Last Financial Year”.

(6)	Mr. Jackson left the Corporation on February 1, 2001 and returned on July 1, 2001.

(7)	These options were cancelled when Mr. Jackson left the Corporation as described in note (6).

(8)	Mr. Lattimore joined MobiFon S.A. as President and Chief Operating Officer on February 7, 2000.

Option and Unit Grants in Last Financial Year

The Named Executive Officers were granted options on notional shares of the Corporation under its Senior Executives Stock Option Plan and its Key Employees Stock Option Plan. The Named Executive Officers, except Mr. Hrenchuk, were also granted options on common shares of TIW, a shareholder of the Corporation, under its Employees Stock Option Plan (the “TIW Option Plan”). However, in December 2002, the Corporation’s Senior Executive Stock Option Plan and Key Employees Stock Option Plan were terminated and all options granted thereunder were cancelled. In substitution for their cancelled options, the Named Executives Officers, except Mr. Hrenchuk, were granted additional options on common shares of TIW under the TIW Option Plan. Mr. Hrenchuk was granted, in substitution for his cancelled options, the same number of options but on notional shares of TIW Czech N.V., a subsidiary of the Corporation (“TIW Czech”), under its Employees Stock Option Plan (the “TIW Czech Option Plan”). See “Report on Executive Compensation by the Supervisory Board — Long-Term Incentive Compensation” for a description of the TIW Czech Option Plan. Furthermore, the Named Executive Officers, except Mr. Hrenchuk, were granted units of TIW under a Performance Unit Plan (the “TIW Performance Unit Plan”). For a description of the TIW Option Plan and the TIW Performance Unit Plan, please refer to TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting.

In 2002, a total of 58,881 options were granted to officers and employees of the Corporation and its subsidiaries under its Senior Executives Stock Option Plan and Key Employees Stock Option Plan. Such options were cancelled in December 2002, after which time a total of 119,946 options were granted to officers and employees of the Corporation and its subsidiaries under the TIW Czech Option Plan.

Taking into consideration TIW’s options granted on November 15, 2001 subject to the approval by TIW’s shareholders of certain amendments to the TIW Stock Option Plan presented at the annual shareholders’ meeting in May 2002, (the “November 2001 Option Grants”), a total of 13,920,340 options of TIW were granted to officers and employees of the Corporation and its subsidiaries under the TIW Stock Option Plan in the last financial year.

In 2002, no units were granted under the TIW Performance Unit Plan. However, on November 15, 2001, 4,517,500 units were granted to officers and employees of the Corporation and its subsidiaries under such plan, subject to TIW’s shareholders approving the amendments to the TIW Stock Option Plan presented at their annual meeting held in May 2002 (the “November 2001 Unit Grants”). In accordance with the provisions of the TIW Performance Unit Plan, most of these units were cancelled as a result of the grant of additional options under the TIW Stock Option Plan in 2002, leaving a net number of 10,957 units granted in 2002.

The table below shows information regarding option and unit grants made to the Named Executive Officers under the TIW Czech Option Plan, the TIW Option Plan and the TIW Performance Unit Plan during the financial year ended December 31, 2002, taking into consideration the November 2001 Option Grants and the November 2001 Unit Grants.

Market Value of
		Percentage of		Securities
		Net Total of		Underlying
	Securities Under	Options/Units	Exercise	Options/Units
	Options/Units	Granted in	Price or Threshold	on the Date of
Name of Executive	Granted (1)	Financial Year	Price	Grant (2)
Officers	(#)	(%)	(#/$)	(#/$)	Expiration Date

			2,000,000/Cdn$1.90	2,000,000/Cdn$0.62	Nov. 14, 2006
Alexander Tolstoy	6,134,083/0	44.1%/0%	1,900,000/Cdn$1.25	1,900,000/Cdn$0.62	Nov. 14, 2006
			2,234,083/US$0.43	2,234,083/Cdn$0.60	Nov. 11, 2007
			875,000/Cdn$1.90	875,000/Cdn$0.62	Nov. 14, 2006
			800,000/Cdn$1.25	800,000/Cdn$0.62	Nov. 14, 2006
James J. Jackson	2,505,664/6,836	18.0%/32.6%	2,279/Cdn$1.67	2,279/Cdn$0.62	Nov. 14, 2006
			2,279/Cdn$2.38	2,279/Cdn$0.62	Nov. 14, 2006
			2,278/Cdn$3.09	2,278/Cdn$0.62	Nov. 14, 2006
			830,664/US$0.43	830,664/Cdn$0.60	Nov. 11, 2007
				800,000/Cdn$0.62	Nov. 14, 2006
			800,000/Cdn$1.90	700,000/Cdn$0.62	Nov. 14, 2006
			700,000/Cdn$1.25	2,041/Cdn$0.62	Nov. 14, 2006
Karla Stephens	2,243,878/6,122	16.1%/29.2%	2,041/Cdn$1.67	2,041/Cdn$0.62	Nov. 14, 2006
			2,041/Cdn$2.38	2,040/Cdn$0.62	Nov. 14, 2006
			2,040/Cdn$3.09	743,878/Cdn$0.60
			743,878/US$0.43		Nov. 11, 2007

Market Value of
		Percentage of		Securities
		Net Total of		Underlying
	Securities Under	Options/Units	Exercise	Options/Units
	Options/Units	Granted in	Price or Threshold	on the Date of
Name of Executive	Granted (1)	Financial Year	Price	Grant (2)
Officers	(#)	(%)	(#/$)	(#/$)		Expiration Date

			800,000/Cdn$1.90	800,000/Cdn$0.62		Nov. 14, 2006
			700,000/Cdn$1.25	700,000/Cdn$0.62		Nov. 14, 2006
			2,041/Cdn$1.67	2,041/Cdn$0.62		Nov. 14, 2006
Ted Lattimore	2,243,878/6,122	16.1%/29.2%	2,041/Cdn$2.38	2,041/Cdn$0.62		Nov. 14, 2006
			2,040/Cdn$3.09	2,040/Cdn$0.62		Nov. 14, 2006
			743,878/US$0.43	743,878/Cdn$0.60		Nov. 11, 2007
1,500 on May 15, 2009
Fred Hrenchuk	5,800 (3)/0	4.8%/0.0%	5,800/US$20.00	5,800/US$20.00	(4)	4,300 on Nov. 4, 2009

(1)	The underlying securities to the options granted under the TIW Option Plan are common shares of TIW.

(2)	The exercise price of options granted under the TIW Option Plan is normally determined based on the closing price of the common shares of TIW on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date. However, for options granted on November 15, 2001, given the volatility of the shares during this period, the TSX consented to the grant of options at a price reflecting more adequately the market price of the common shares in the weeks preceding the date of the grant. Therefore, the market value of the common shares of TIW for the purpose of this table is determined based on their closing price on November 8, 2001.

(3)	The underlying securities to the options granted under the TIW Czech Option Plan are notional shares of TIW Czech.

(4)	The exercise price of options granted under the TIW Czech Option Plan is determined based on the value of the notional shares of TIW Czech determined by the TIW Czech’s Supervisory Board for the purpose of the plan on the day preceding the grant date.

Aggregated Options and Units Exercised in Last Financial Year and Financial Year End Option and Unit Values

The following tables summarize, for each of the Named Executive Officers, the number of options and units, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options and units, if any, held at December 31, 2002. Value realized upon exercise is the difference between the market value of the underlying shares on the exercise date and the exercise price or threshold price of the option or unit. The value of unexercised “in-the-money” options or units at financial year-end is the difference between its exercise or threshold price and the market value of the underlying shares on December 31, 2002. These values, unlike the amounts set forth in the column “Aggregate Value Realized,” have not been, and may never be, realized. The options and units have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the underlying shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting. Units are exercisable only upon a change of control of TIW

Value of Unexercised “In-the-
	Securities		Unexercised Options/Units at		Money” Options and Units*
	Acquired	Aggregate	December 31, 2002		at December 31, 2002 (1)
	on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name of Executive Officers	(#)	($)	(#)	(#)	($)	($)

Alexander Tolstoy	—	—	1,332,124/0	4,839,498/0	—	—
James J. Jackson	—	—	558,333/0	1,947,331/6,836	—	—
Karla Stephens	—	—	503,443/0	1,744,973/6,122	—	—
Ted Lattimore	—	—	501,000/0	1,746,878/6,122	—	—
Fred Hrenchuk	—	—	7,361/0	7,431/0	—	— (2)

(1)	The value of unexercised “in-the-money” options and units for options and units granted under the TIW Option Plan and TIW Performance Unit Plan is calculated using the closing price of the common shares of TIW on the TSX on December 31, 2002, i.e. Cdn$0.50, less the exercise price of “in-the-money” options.

(2)	The value of unexercised “in-the-money” options for options granted under the TIW Czech Option Plan is calculated using the value of the notional shares of TIW Czech on December 31, 2002 as determined by the TIW Czech’s Supervisory Board, i.e. US$20.00, less the exercise price of “in-the-money” options.

*	“In-the-money” options or units are options or units for which the market value of the underlying securities is higher than their exercise price or threshold price.

Retention Incentive

The Named Executive Officers are covered by the Corporation’s retention incentive which, based on independent advice, is in line with industry standards. The retention incentive provides for a payment, upon an involuntary termination of employment for any reason other than performance or cause, of an amount equal to between six months and 24 months of base salary, depending on certain factors including seniority and functions filled, plus a portion of target bonus and expatriate benefits for the same period. In the case of the Named Executive Officers, the amounts payable under the retention incentive range from nine to 24 months.

REPORT ON EXECUTIVE COMPENSATION BY THE SUPERVISORY BOARD

The Supervisory Board reviews and approves the design and competitiveness of the Corporation’s total compensation policy, architecture and plans, including the mix between cash and incentive compensation.

Executive Compensation Policy

The Corporation’s compensation policy aims to recognize and reward individual contributions to the short-term and long-term success of the Corporation and to ensure that the Corporation offers competitive compensation.

In accordance with such policy, executive compensation is based on three major components: base salary, benefits and incentive compensation. The Corporation seeks to provide base salaries and benefits targeted at a selected market median level as well as incentive programs designed to bring executive total compensation in the third quartile upon the achievement of superior results. The Corporation’s compensation policy uses different scales for employees of its operating subsidiaries who are local residents and for those employees who are foreign residents (“Expatriates”). Incentive compensation is awarded through plans and criteria approved by the Supervisory Board.

The key benefits currently being provided to Expatriates consist mainly of relocation benefits, living conditions benefits such as housing allowance, group insurance, home leave and tax planning. The Corporation does not provide retirement or savings benefits to its executives.

Incentive compensation for Expatriates, which includes distinct short-term and long-term components, is based on North American practices. It makes up a significant portion of the total compensation of executives and is designed to link executive remuneration and corporate performance, with a generally higher emphasis on the long-term component. For the Named Executive Officers, the short-term incentive opportunity represents approximately 15% of total compensation and the long-term incentive opportunity ranges from 35% to 45% of total compensation. Therefore, the “at risk” or incentive portion of their total compensation ranges from 50% to 60%.

Short-Term Incentive Compensation

The short-term incentive plan offers bonuses tied to the achievement of pre-determined corporate strategic objectives (e.g. financing plan), quantitative operational objectives (e.g. number of subscribers, EBITDA and revenues) and individual performance objectives supporting these business objectives. The objectives, and the bonus payouts corresponding to their level of achievement, are established on a yearly basis. The strategic and operational objectives are presented to and approved by the Supervisory Board.

For the Named Executive Officers, bonuses range from 15% to 40% of base salary when the strategic, operational and individual objectives are achieved. When such objectives are exceeded, bonuses are higher; when they are not met, the bonuses are lower and not paid at all when the objectives are met at less than certain specified thresholds.

For financial year 2002, the Supervisory Board approved bonuses under the short-term incentive plan that generally exceeded the level of achievement of the strategic and operational objectives set at the beginning of the financial year.

Long-Term Incentive Compensation

The long-term incentive component is provided through the TIW Option Plan, the TIW Performance Unit Plan and the TIW Czech Option Plan. The eligible employees of the Corporation under the TIW Option Plan and the TIW Performance Unit Plan are the Chief Executive Officer and the senior executives reporting directly to the Chief Executive Officer and the Expatriate employees assigned to the Corporation and its Romanian subsidiary, MobiFon s.a. A complete description of the TIW Option Plan and the TIW Performance Unit Plan can be found in TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting. Under the TIW Czech Option Plan, eligible participants are management employees of Cesky Mobil a.s., a subsidiary of TIW Czech (“Cesky”).

TIW Czech Option Plan is designed to encourage employees of Cesky to work towards and participate in the growth and development of Cesky. Under such plan, options are granted on notional shares of TIW Czech until TIW Czech completes an initial public offering or lists its shares on a recognized stock exchange (“IPO”), after which time the options shall be granted on fully participating equity shares of TIW Czech.

Prior to an IPO of TIW Czech, the exercise price of the options is based on the value of the notional shares, as determined by the Supervisory Board of TIW Czech at the time of the grant, using valuation principles it considers appropriate for the purpose of the plan. After an IPO, the exercise price will be established as a function of the closing price of the shares of TIW Czech on the day prior to the grant. Furthermore, until TIW Czech’s IPO, exercising the options will entitle participants to receive, instead of shares of TIW Czech, a cash payment equal to the increase in value of the notional shares, being the difference between their value at the time of the exercise, as determined by the Supervisory Board of TIW Czech, and the exercise price of the options.

The number of options granted is determined so as to deliver an intended target annual compensation value expressed as a multiple of the base salary of such persons. Under the current policy, the multiples range from 15% to 50% of the annual base salary.

The vesting period for options issued under the TIW Czech Option Plan is scaled according to the incentive objectives for different categories of employees. For employees who are not Expatriates, a four-year vesting schedule is established, to encourage continuity of employment. An initial 25% of the option will vest on the second anniversary of the date of grant. A further 50% of the option will vest at the end of the third year and 25% of the option at the end of the fourth year. The vesting schedule for Expatriates will be shorter: 33% of the option will vest six months after the date of the grant, with a further 17% vesting after 12 months, an additional 25% vesting after 18 months, and the final 25% vesting after 24 months. Furthermore, upon the death or disability of a participant or upon the occurrence of a change of control of TIW Czech or of Cesky, the foregoing vesting periods shall be modified pursuant to the TIW Czech Option Plan. No option under the TIW Czech Option Plan may be exercised before the earlier of (a) the date falling 180 days from TIW Czech’s or Cesky’s IPO and (b) the date of occurrence of transactions that would result in a change of control of TIW Czech or Cesky.

Special Cash Incentive Compensation

The Chief Executive Officer and the Chief Financial Officer of the Corporation participate in the mid-term incentive plan called the Special Cash Incentive Plan of TIW, established on November 12, 2002.

The Special Cash Incentive Plan rewards the achievement of pre-determined corporate strategic objectives or milestones, including certain asset sales, aimed at maximizing TIW’s value in the medium term.

For such Named Executive Officers, the potential cash payouts range from US$40,787 to US$461,856 depending on the objective. No payouts were made under the Special Cash Incentive Plan during the financial year ended December 31, 2002. A complete description of the Special Cash Incentive Plan can be found in TIW’s Management Proxy Circular for the 2003 shareholders’ annual and special meeting.

Conclusion

By way of application of the Corporation’s executive compensation policy, an important part of executive compensation is “at risk” and linked to corporate, business unit and individual performance, and particularly to stock performance and long-term value creation. The Supervisory Board continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation’s objectives, values and business strategies.

Depending on specific circumstances, the Supervisory Board may also recommend, by exception, employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

The Corporation made no loans to members of the Supervisory Board or Management Board and officers during the financial year ended December 31, 2002 and no loan was outstanding as of that date.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TIW maintains insurance protection against liability incurred by the Corporation’s officers and directors as well as those of its subsidiaries in the performance of their duties. The annual premium relating to insurance coverage for TIW and its subsidiaries, amounting to approximately US$1.1 million in 2002 was paid by TIW and part of this amount was recharged to the Corporation and its subsidiaries. The aggregate limit of liability in respect of any and all claims is US$50 million for the financial year ended December 31, 2002. The policy provides for the indemnification of directors and officers in the case of claims for which TIW has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of TIW, subject to a deductible of US$500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

INTEREST OF INSIDERS AND OTHERS IN MATERIAL TRANSACTIONS

During the financial year ended December 31, 2002, the Corporation and its subsidiaries or affiliates did not enter into any transaction with an insider of the Corporation, any associate or affiliate of any such insider, which has materially affected, or any proposed transaction that could materially affect, the Corporation or any of its subsidiaries, except for transactions entered into under the following agreements:

•	Technical Services Agreements between the Corporation, its operating subsidiaries and TIW pursuant to which TIW provides services to the Corporation’s operating subsidiaries in areas such as engineering, information technology, marketing, human resources, finance and administration. For the financial year ended December 31, 2002, an aggregate amount of US$3.7 million was incurred by the Corporation and its subsidiaries under these agreements.

•	Loan Agreements between the Corporation and Telesystem International Wireless Corporation N.V. (“TIWC”), representing advances made by TIWC to finance the Corporation’s investments and development costs. As at December 31, 2002, an aggregate amount of US$90.4 million in advance consisting of accounts payable of US$2.3 million and demand notes at the corporate level of US$88.1 million, were made to the Corporation and its subsidiaries, bearing an annual interest rate of 14% and repayable on demand. These advances are convertible into Subordinate Voting Shares of the Corporation, at TIW’s option, subject to corporate and regulatory approvals.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Supervisory Board approved, at its meeting held on February 1, 2001, a Corporate Governance and Delegation of Authority Policy. This Policy prescribes the rules governing the relationship between the Supervisory Board, the Management Board and the executive officers of the Corporation and its subsidiaries.

This Policy provides that significant matters such as those related to the annual budget, strategic investments, appointments of senior executives as well as capital and operating expenditures exceeding a predetermined amount shall not be decided on without the prior approval of the Supervisory Board.

The Supervisory Board established, at its meeting held on April 30, 2001, an audit committee responsible for making recommendations to the Management Board regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by independent accountants and reviewing and evaluating audit and control functions.

ADOPTION OF THE ANNUAL FINANCIAL STATEMENTS

The annual financial statements of the Corporation for the financial year ended December 31, 2002 and the Auditor report thereon will be submitted at the Meeting for adoption. The preparation of the annual financial statements in the English language, for purposes of filing with the Dutch authorities, will also be approved at the Meeting.

DISCHARGE OF MANAGEMENT BOARD AND SUPERVISORY BOARD MEMBERS

Shareholders will be asked to discharge the members of the Management Board and the Supervisory Board from their respective duties insofar as the performance of their duties is apparent from the annual financial statements, unless an explicit reservation is made by the Shareholders.

APPOINTMENT AND REMUNERATION OF AUDITORS

Ernst & Young Accountants have been the Auditors of the Corporation since September 17, 1999.

Management recommends that Ernst & Young Accountants be re-appointed as Auditors of the Corporation for the financial year ending December 31, 2003.

AUTHORIZATION TO ISSUE SHARES AND RESTRICT THE PRE-EMPTIVE RIGHTS

The Corporation’s shareholders, or its Board of Management if so designated by the shareholders, have the power to cause the Corporation to issue shares and determine the terms and conditions thereof. If the Board of Management has been given the authority by shareholders to issue shares, such decision must be ratified by the Supervisory Board. At a meeting held on June 27, 2001, Shareholders granted to the Board of Management, for a period of five years, the maximum permitted by Dutch law, the authority to issue additional shares and to grant rights to subscribe for shares.

The Corporation’s articles of association provide that, in respect of the issue of shares, each existing shareholder will have pre-emptive rights in proportion to its existing shareholding, provided that the holders of shares of the class to be issued have priority in exercising the pre-emptive right. The pre-emptive right does not apply for shares that are issued to the Corporation’s employees or employees of an affiliated company or to a person who exercises a previously acquired right to subscribe for shares. This pre-emptive right shall not apply in respect of shares issued in consideration for a contribution in kind. The Corporation’s shareholders, or its Board of Management if so designated by the shareholders, are authorized to restrict or exclude the pre-emptive rights provided in the articles of association. The Board of Management was granted for a period of five years, the maximum permitted by Dutch law, the authority to restrict or exclude the pre-emptive rights at a meeting of Shareholders held on June 27, 2001.

The articles of association of the Corporation provide that the authority granted to the Board of Management by the shareholders with respect to the issue of shares and the restriction of the pre-emptive rights can be renewed for a maximum period of five years. The resolution granting the Management Board the authority to issue shares, to grant rights to subscribe to shares and to restrict or exclude the pre-emptive rights until June 27, 2008, must be approved by a majority of the votes cast at the Meeting.

AUTHORIZATION TO ACQUIRE SHARES OR DEPOSITARY RECEIPTS IN THE CAPITAL OF THE CORPORATION

According to the articles of association of the Corporation, Shareholders may grant the Board of Management the authorization to acquire fully paid shares or depository receipts thereof in the share capital of the Corporation.

Shareholders are asked to grant to the Board of Management the authority, until December 27, 2004, to acquire, by all means of acquisition of title, fully paid shares or depository receipts thereof in the share capital of the Corporation, for a total number as permitted by the Dutch Civil Code and the articles of association of the Corporation. The consideration to be paid for each security will be between zero and US$159. If the Board of Management has been given the authority by Shareholders to issue shares, such decision must be ratified by the Supervisory Board. The resolution granting the Management Board the authority to acquire shares of the Corporation must be approved by a majority of the votes cast at the Meeting.

AMENDMENT TO THE COMPENSATION OF THE SUPERVISORY BOARD

The current compensation of the Supervisory Board provides for the grant of options on TIW’s common shares, having a capital-at-work of US$30,000. However, given the trading value of TIW’s common shares in the last year, such options were not expected to achieve the desired compensation value for the Supervisory Board. For this reason, Shareholders are asked to revise the compensation so as to substitute the annual grant of options on TIW’s common shares with an increase of US$15,000 in the annual retainer for an annual retainer of US$30,000. If Shareholders approve this amendment, it will become effective retroactively as of January 1, 2002. The resolution approving such amendment must be approved by a majority of the votes cast at the Meeting.

ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Managing Director of the Corporation, at World Trade Center, Strawinskylaan 707, 1077 XX Amsterdam, The Netherlands:

(a)	one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission in the United States pursuant to the Securities Exchange Act of 1934, as amended, and with the securities commissions or similar authorities in Canada;

(b)	one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year; and

(c)	one copy of this Management Proxy Circular.

DIRECTORS’ APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Management Board of the Corporation.

Dated this 29 day of April, 2003

(Signed)
Alexander Tolstoy
Managing Director

CLEARWAVE N.V.
World Trade Center,
Strawinskylaan 707, 1077 XX Amsterdam,
The Netherlands.